Exhibit 99.1

 China Lodging Group, Limited Announces Offering of US$425 Million Convertible Senior Notes

SHANGHAI, China, October 26, 2017 (GLOBE NEWSWIRE) — China Lodging Group, Limited (Nasdaq: HTHT), a leading and fast-growing multi-brand hotel group in China (“China Lodging Group” or the “Company”), today announced the offering (the “Notes Offering”) of up to US$425 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”), subject to market and other conditions. The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$50 million in principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering to pay the cost of the capped call transactions described below, and use the remainder of the proceeds to repay all or part of the principal and interest of the loans that it borrowed from a US$250 million revolving credit facility, to make investments in minority equity interests in businesses that are in the Company’s industry or are complementary to its business, and to fund other general corporate purposes.

The Notes will be convertible into the Company’s American Depositary Shares (“ADSs”) and will mature on November 1, 2022. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. It is contemplated that holders of the Notes may require the Company to repurchase all or part of their Notes in cash on November 2, 2020 or in the event of certain fundamental changes. The conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

In connection with the Notes Offering, the Company intends to enter into an ADS lending agreement with a financial institution (the “ADS Borrower”) pursuant to which the Company will lend a certain number of ADSs to the ADS Borrower, and the ADS Borrower will be required to return the borrowed ADSs following the maturity date of the Notes. The ADS lending agreement is intended to allow some investors in the Notes to hedge their exposure to the Notes. The borrowed ADSs are not outstanding for purposes of calculating earnings per share under current GAAP rules and therefore the Company will not incur share dilution from the borrowed ADSs.

Furthermore, the Company intends to enter into capped call transactions with one or more of the initial purchasers or their affiliates (the “Option Counterparties”). The capped call transactions are expected to reduce the potential dilution to existing holders of the ordinary shares and ADSs upon conversion of the Notes.  As part of establishing, maintaining and unwinding their hedges of the capped call transactions, the Option Counterparties expect to enter into various derivative transactions with respect to the Company’s ADSs and transactions in the Company’s ADSs. This activity could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time. If any such capped call transactions fails to become effective, whether or not the Notes Offering is completed, the Option Counterparties may unwind their hedge positions with respect to the ADSs.

The Notes will be offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be incorrect. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

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